SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

HP INC.

(Name of Subject Company (Issuer))

XEROX HOLDINGS CORPORATION

XHC ACQUISITION CORP.

(Names of Filing Persons (Offerors))

Common Stock, $0.01 par value per share

(Title of Class of Securities)

428236103

(CUSIP Number of Class of Securities (Underlying Common Stock))

Louis J. Pastor

Executive Vice President & General Counsel

Xerox Holdings Corporation

P.O. Box 4505, 201 Merritt 7

Norwalk, Connecticut 06851-1056

(203) 968-3000

(Name, Address, and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

and

Christopher J. Fisher

Associate General Counsel

Xerox Holdings Corporation

P.O. Box 4505, 201 Merritt 7

Norwalk, Connecticut 06851-1056

(203) 968-3000

(Name, address, including zip code, and telephone number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

James C. Woolery

Timothy M. Fesenmyer

Erik L. Belenky

King & Spalding LLP

1185 Avenue of the Americas

New York, New York 10036-2601

(212) 556-2100

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$32,852,351,249.33	$4,264,235.19

(1)

Pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and solely for the purpose of calculating the filing fee, the market value of the securities to be received was calculated as the product of (1) 1,490,240,474 shares of common stock, par value $0.01 per share, of HP Inc., which we refer to as HP and which common stock we refer to as HP common stock (being the sum of (i) 1,453,187,484 shares of HP common stock outstanding (as reported in HP’s Annual Report on Form 10-K for the year ended October 31, 2019), (ii) 7,093,000 shares of HP common stock issuable upon the exercise of outstanding options (as reported in HP’s Annual Report on Form 10-K for the year ended October 31, 2019) and (iii) 29,960,000 shares of HP common stock subject to restricted stock units (as reported in HP’s Annual Report on Form 10-K for the year ended October 31, 2019), less ten shares of HP common stock in which Xerox has an ownership interest (which will not be tendered in the offer and will be cancelled in any merger with HP) and (2) the average of the high and low sale prices of HP common stock as reported on the New York Stock Exchange on February 27, 2020 ($22.05).

(2)	Computed in accordance with Rule 0-11 under the Exchange Act to be $4,264,235.19, which is equal to 0.0001298 multiplied by the transaction valuation of $32,852,351,249.33.

☒

Check the box if any part of the fee is offset as provided by Rule 0- 11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$717,320.30	Filing Party:	Xerox Holdings Corporation
Form or Registration No.	S-4	Date Filed:	March 2, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is being filed by Xerox Holdings Corporation, a New York corporation (“Xerox”), and XHC Acquisition Corp., a Delaware corporation (“Purchaser”), and relates to the third-party tender offer by Purchaser to exchange each issued and outstanding share of common stock, par value $0.01 per share (including the associated rights to purchase preferred stock, the “HP common stock”), of HP Inc., a Delaware corporation (“HP”), for $18.40 in cash and 0.149 shares of common stock, $1.00 par value per share, of Xerox (the “Xerox common stock”), the Cash Election Consideration (as set forth on the cover page of the Offer to Exchange) or the Stock Election Consideration (as set forth on the cover page of the Offer to Exchange), subject in each case to the election and proration procedures described in (1) the Offer to Exchange, dated March 2, 2020 (the “Offer to Exchange”), and (2) the related Letter of Election and Transmittal (the offer reflected by such terms and conditions, as they may be amended, supplemented or extended from time to time, constitutes the “Offer”).

On March 2, 2020, Xerox filed a Registration Statement on Form S-4 (the “Registration Statement”), of which the Offer to Exchange forms a part. The terms and conditions of the Offer are set forth in the Offer to Exchange and the related Letter of Election and Transmittal, which are set forth as Exhibits (a)(1)(A) and (a)(1)(B) hereto.

All information contained in the Offer to Exchange and the Letter of Election and Transmittal, and any prospectus supplement or other supplement thereto related to the Offer, is hereby expressly incorporated herein by reference in response to all items in this Schedule TO, and as more precisely set forth below.

Item 1. Summary Term Sheet

The information set forth in the section of the Offer to Exchange titled “Summary” is incorporated herein by reference.

Item 2. Subject Company Information

(a) As described in the Offer to Exchange, the subject company and issuer of the securities subject to the Offer is HP Inc., a Delaware corporation. Its principal executive offices are located at 1501 Page Mill Road, Palo Alto, California. Its telephone number is (650) 857-1501.

(b) The Schedule TO relates to the HP common stock. Based on the information contained in the Annual Report on Form 10-K filed with the Securities and Exchange Commission by HP on December 12, 2019, there were 1,453,187,484 shares of HP common stock outstanding as of such date.

(c) The information set forth in the section of the Offer to Exchange titled “Comparative Per Share Market Price and Dividend Information” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

(a), (b), (c) The information set forth in the sections of the Offer to Exchange titled “Summary — Information About the Companies,” “Information About the Companies,” “The Offer — Certain Relationships with HP and Interest of Xerox and Xerox’s Executive Officers and Directors in the Offer,” and Schedule I to the Offer to Exchange, is incorporated herein by reference.

Item 4. Terms of the Transaction

(a)(1)(i) The information set forth in the sections of the Offer to Exchange titled “Summary — The Offer” and “The Offer — Overview” is incorporated herein by reference.

(a)(1)(ii) The information set forth in the sections of the Offer to Exchange titled “Summary — The Offer” and “The Offer — Overview” and “The Offer — Cash In Lieu of Fractional Xerox Common Shares” is incorporated herein by reference.

(a)(1)(iii) The information set forth in the sections of the Offer to Exchange titled “Summary — Expiration of the Offer” and “The Offer — Expiration of the Offer” is incorporated herein by reference.

(a)(1)(iv) The information set forth in the sections of the Offer to Exchange titled “Summary — Extension, Termination and Amendment” and “The Offer— Extension, Termination and Amendment” is incorporated herein by reference.

(a)(1)(v) The information set forth in the sections of the Offer to Exchange titled “Summary — Extension, Termination and Amendment” and “The Offer — Extension, Termination and Amendment” is incorporated herein by reference.

(a)(1)(vi) The information set forth in the sections of the Offer to Exchange titled “Summary — Withdrawal Rights” and “The Offer — Withdrawal Rights” is incorporated herein by reference.

(a)(1)(vii) The information set forth in the sections of the Offer to Exchange titled “The Offer — Procedure for Tendering” and “The Offer — Withdrawal Rights” is incorporated herein by reference.

(a)(1)(viii) The information set forth in the section of the Offer to Exchange titled “The Offer — Exchange of Shares of HP Common Stock; Delivery of Xerox Common Shares” is incorporated herein by reference.

(a)(1)(ix) Not applicable.

(a)(1)(x) The information set forth in the sections of the Offer to Exchange titled “The Offer — Effect of the Offer on the Market for Shares of HP Common Stock; NYSE Listing; Registration under the Exchange Act; Margin Regulations,” “Description of Xerox Common Shares,” and “Comparison of Holders’ Rights” is incorporated herein by reference.

(a)(1)(xi) The information set forth in the sections of the Offer to Exchange titled “Summary —Accounting Treatment” and “The Offer — Accounting Treatment” is incorporated herein by reference.

(a)(1)(xii) The information set forth in the sections of the Offer to Exchange titled “Summary — Material U.S. Federal Income Tax Consequences,” “The Offer — Material U.S. Federal Income Tax Consequences” and Item 6 and Item 8 of the Letter of Election and Transmittal is incorporated herein by reference.

(a)(2) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a), (b) The information set forth in the sections of the Offer to Exchange titled “Background of the Offer,” “The Offer — Certain Relationships with HP and Interest of Xerox and Xerox’s Executive Officers and Directors in the Offer” and “The Offer — Financing of the Offer; Sources and Amount of Funds” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

(a), (c)(1-7) The information set forth in the sections of the Offer to Exchange titled “Summary — Reasons for the Offer,” “Reasons for the Offer,” “The Offer — Ownership of Xerox After the Offer,” “The Offer — Purpose of the Offer; Second-Step Merger,” “The Offer — Plans for HP” and “The Offer — Effect

of the Offer on the Market for Shares of HP Common Stock; NYSE Listing; Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration

(a), (b), (d) The information set forth in sections of the Offer to Exchange titled “The Offer — Financing of the Offer; Sources and Amount of Funds” and “The Offer — Conditions to the Offer” is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company

The information set forth in the sections of the Offer to Exchange titled “Information About the Companies,” “The Offer — Certain Relationships with HP and Interest of Xerox and Xerox’s Executive Officers and Directors in the Offer” and Schedule II to the Offer to Exchange, is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used

(a) The information set forth in the section of the Offer to Exchange titled “The Offer — Fees and Expenses” is incorporated herein by reference.

Item 10. Financial Statements

(a), (b) The information set forth in the sections of the Offer to Exchange titled “Xerox Selected Historical Consolidated Financial Information,” “HP Selected Historical Consolidated Financial Information,” “Selected Unaudited Pro Forma Condensed Combined Financial Information,” “Comparative Historical and Pro Forma Per Share Information” and “Unaudited Pro Forma Condensed Combined Financial Statements” is incorporated herein by reference.

Item 11. Additional Information

(a)(1) The information set forth in the sections of the Offer to Exchange titled “Background of the Offer” and “The Offer — Certain Relationships with HP and Interest of Xerox and Xerox’s Executive Officers and Directors in the Offer” is incorporated herein by reference.

(a)(2), (3) The information set forth in the sections to the Offer to Exchange titled “Summary — Regulatory Approvals,” “The Offer — Regulatory Approvals,” “The Offer — Certain Legal Matters,” “The Offer — Conditions to the Offer,” and “The Offer — Statutory Requirements; Approval of the Second-Step Merger” is incorporated herein by reference.

(a)(4) The information set forth in the section of the Offer to Exchange titled “The Offer — Effect of the Offer on the Market for Shares of HP Common Stock; NYSE Listing; Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(a)(5) The information set forth in section of the Offer to Exchange titled “The Offer — Certain Legal Matters — Litigation” is incorporated herein by reference.

(c) The information set forth in the Offer to Exchange and the accompanying Letter of Election and Transmittal is incorporated herein by reference.

Item 12. Exhibits

(a)(1)(A)	Offer to Exchange, dated March 2, 2020.*

(a)(1)(B)	Form of Letter of Election and Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in The Wall Street Journal on March 2, 2020.

(a)(5)(A)	Press Release, dated March 2, 2020.

(b)

Amended and Restated Commitment Letter, dated February 26, 2020, from Citigroup Global Markets Inc., Mizuho Bank, Ltd., Bank of America, N.A., MUFG Bank, Ltd., PNC Bank, National Association, Credit Agricole Corporate and Investment Bank, Truist Bank and SunTrust Robinson Humphrey, Inc.**

(d)	Not applicable.

(g)	Not applicable.

(h)	Form of Opinion of King & Spalding LLP.*

*	Incorporated by reference to the Xerox Registration Statement on Form S-4 filed on March 2, 2020.
**	Incorporated by reference to the Xerox Current Report on Form 8-K filed on March 2, 2020.

Item 13. Information Required By Schedule 13e-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

XEROX HOLDINGS CORPORATION

By:	/s/ Giovanni Visentin
	Name:	Giovanni Visentin
	Title:	Vice Chairman and Chief Executive Officer

XHC ACQUISITION CORP.

By:	/s/ Giovanni Visentin
	Name:	Giovanni Visentin
	Title:	Chief Executive Officer

Date: March 2, 2020